MICROELECTRÓNICA ESPAÑOLA, S.A. AND DEPENDENT COMPANIES

UNAUDITED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30 2005

(Thousand euros)

ASSETS		LIABILITIES

FIXED ASSETS		CAPITAL AND RESERVES
Intangible fixed assets	143	Called up share capital	492
Research and development costs	7,649	Other reserves	33,336
Concessions, patents, licenses, trade marks and similar rights	255	Legal reserve	98
Software	173	Other reserves	33,238
Amortization	(7,934)	Reserves at consolidated companies	1,683
Tangible fixed assets	9,577	Profit for the year	2,821
Land and buildings	7,034	Total Capital and Reserves	38,332
Plant and machinery	6,025
Fixtures, fittings, tools and equipment	1,413
Other tangible assets	634
Provisions	(145)	MINORITY INTERESTS	-
Amortization	(5,384)
Investments	453	PROVISIONS FOR LIABILITIES AND CHARGES	153
Total fixed assets	10,173

CURRENT ASSETS
Stocks	2,015
Debtors	7,462
Trade debtors	6,339	SHORT-TERM CREDITORS
Other debtors	-	Bank loans and overdrafts	-
Employees	59	Trade creditors	2,197
Government bodies	1,064	Trade creditors	2,197
Provisions	-	Other non-commercial creditors	1,339
Short term investments	22,323	Government bodies and Social Security	1,062
Cash at bank and in hand	20	Other creditors and accrued expenses	277
Prepayments and accrued income	27	Employees	-
Total current assets	31,847	Total short-term creditors	3,536
TOTAL ASSETS	42,020	TOTAL LIABILITIES	42,020

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MICROELECTRÓNICA ESPAÑOLA, S.A.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30 2005

(Thousand euros)

CHARGE		INCOME

CHARGES	-	INCOME
Reduction in stocks of finished goods and work in progress	7,055	Net turnover	14,682
Consumption	3,289	Increase in stocks of finished goods and works in progress	872
Staff costs	2,617	Own work capitalized	-
Wages and salaries and similar costs	672	Other operating income	60
Social Security and similar costs	951
Depreciation tangible and intangible fixed assets	1,629
Other operating charges	-
OPERATING PROFIT	2,690

Interest payable and similar charges	35	Other interest receivable and similar income	387
Exchange losses	5	Exchange gains	813
NET FINANCIAL INCOME	1,160	NET FINANCIAL CHARGE
PROFIT ON ORDINARY ACTIVITIES	3,850
Movement in the provision for tangible and intangible fixed assets and investment	57
Losses arising from intangible and tangible fixed assets and investment	-	Profit on sale of intangible and tangible fixed assets and investment	9
Extraordinary charges	2	Extraordinary income	31
Losses arising from prior years	22	Profit arising from prior years	14

		EXTRAORIDINARY LOSSES	27
CONSOLIDATE PROFIT BEFORE TAXATION	3,823
Corporation tax	1,026
Positive adjustments on corporation tax	(24)
CONSOLIDATED PROFIT FOR THE YEAR	2,821

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NOTE 1:- GENERAL

Interim unaudited financial statements:

The accompanying unaudited interim consolidated financial statements of Microelectronica Española S.A.U. (the "Company") have been prepared in accordance with generally accepted accounting principles in Spain relating to interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the consolidated balance sheets and operating results for the periods presented. Operating results for the nine months ended September 30, 2005, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2005.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2004

NOTE 2:- US GAAP RECONCILIATION

Principal differences between Spanish GAAP and us GAAP

Financial statements in the United States are prepared in accordance with US GAAP. In Spain statutory financial statements are prepared in accordance with applicable accounting standards issued by the Spanish Accounting Standard Board (Accounting and Audit Institute) and other accounting legislation currently in force in order to present a true and fair view of the shareholders' funds, the financial situation and of the results.

With regards to the accounting principles employed by the company, the only material differences between Spanish GAAP and US GAAP for purposes of interim unaudited consolidated financial statements as of September 30, 2005 of the Company are as follows:

A.     Research and development costs

In accordance with Spanish GAAP the Research and Development expenses are valued at acquisition or production cost, and usually should be considered as costs of the current year.  Research expenses relating to projects for which there are reasonable grounds for expecting their technical success, economic and commercial profitability over a long period, can be capitalized and amortized over the useful life of the technology developed up to a maximum of five years under a systematic plan starting in the year in which they are capitalized. Additionally, development expenses are amortized over the useful life of the technology developed up to a maximum of five years under a systematic plan starting at the date of completion of the project. The expenses incurred in unsuccessful research projects are amortized when this circumstance becomes known. Such amortization is recorded as a non-operating expense under the operating profit in the profit and loss statement.

In accordance with US GAAP research and development cost are expensed as incurred as part of the company`s operating expenses.

Based on the short term life expectancy of the technology developed, Microelectronica Española, S.A. U. capitalized the research and development costs and amortized the entire costs in the same year. Therefore, there are no adjustments referring the profit and loss accounts under US GAAP other than reclassification of the expenses from non-operational depreciation and amortization to the operating expenses section of the profit and loss statements.

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B.     Short term investments

In accordance with Spanish GAAP the Investments are valued at the lower value, either of cost or market value.

Provisions for loss of value are booked as required after comparing market value and cost.

Investments maturing within 12 months from year-end are classified as short term investments and those maturing at over 12 months as long-term investments.

In accordance with US GAAP and for financial statement purposes, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

C.     Legal reserves, other reserves, reserves at consolidated companies and profit for the year

In accordance with Spanish GAAP "Legal Reserves", "Other Reserves", "Reserves at consolidated companies" and "profit for the year" must be stated separately at the consolidated balance sheet under Shareholders' equity.

-          Legal reserve: Appropriations to the legal reserve are made in compliance with Article 214 of the Spanish Companies Act which stipulates that 10% of the profits for each year must be transferred to this reserve until it represents at least 20% of share capital.

The legal reserve may be used to increase the share capital to the extent that the balance of this reserve exceeds 10% of the share capital after the increase. Except for the aforementioned use, and as long as it does not exceed 20% of the share capital, this reserve may be used to cancel retained losses as long as no other sufficient capital reserves exist which could be used to the same purpose.

-          Other reserves of the Parent Company: The "Other Reserves of the Parent Company Unrestricted Reserves" caption may include the voluntary reserve of the Parent Company.

-          Reserves at consolidated companies: This reserve correspond totally to the dependent company Excel Data, S.A., that it is fully consolidated.

-          Profit for the year: Under Spanish GAAP, this caption includes the profit of the year 2004 generated by the parent and the dependent companies.

In accordance with US GAAP the legal reserve should be stated as "Retained Earnings". Additionally, all retained earnings, whether applied to previous years' earnings or to the reported years' earnings, should be jointly presented as "Retained Earnings" under Shareholders' equity caption.

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Differences between Spanish and US GAAP and their effect on the financial statements

(Thousands euros)

	September 30, 2005
	Spanish GAAP	Adjustment	US GAAP
Cash and Cash equivalents	20	22,323	22,343
Short term bank deposits	22,323	(22,323)	-
Accounts receivables	6,339		6,339
Other receivables	1,150		1,150
Inventories	2,015		2,015
Total current assets	31,847		31,847
Investments and sureties	453		453
Property and equipment, net	9,577		9,577
Long term intangible assets	143		143
Total Assets	42,020		42,020

Trade Payables	2,197		2,197
Other accounts payables and accrued expenses	1,338		1,338
Long term provisions	153		153
Total Liabilities	3,688		3,688
Shareholders' equity	492		492
Legal reserve	98	(98)	-
Restricted reserves	-	98	98
Retained earnings	37,742		37,742
Total Shareholders' equity	38,332		38,332
Total Liabilities and Shareholders' equity	42,020		42,020

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